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                                                                                             Exhibit 12



                                                 Ford Motor Company and Subsidiaries

                      CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      ----------------------------------------------------------------------------------------
                                                            (in millions)


                                                                        For the Years Ended December 31
                                                          -----------------------------------------------------------
                                                            1998         1997         1996         1995         1994
                                                          --------     --------     --------     --------     -------
Earnings
--------
  Income/(Loss) before income taxes
   and cumulative effects of changes
   in accounting principles                               $25,396      $10,939      $ 6,793      $ 6,705      $ 8,789
  Equity in net loss/(income) of
   affiliates plus dividends from
   affiliates                                                  78          121           36          179         (182)
  Adjusted fixed charges a/                                 9,215       10,911       10,801       10,556        8,122
                                                          -------      -------      -------      -------      -------
    Earnings                                              $34,689      $21,971      $17,630      $17,440      $16,729
                                                          =======      =======      =======      =======      =======

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                                     $ 8,919      $10,570      $10,464      $10,121      $ 7,787
  Interest portion of rental expense c/                       245          309          300          396          265
  Preferred stock dividend requirements
   of majority owned subsidiaries and
   trusts d/                                                   55           55           55          199          160
                                                          -------      -------      -------      -------      -------
    Fixed charges                                           9,219       10,934       10,819       10,716        8,212
Ford preferred stock dividend
 requirements e/                                              122           82           95          459          472
                                                          -------      -------      -------      -------      -------
  Total combined fixed charges
   and preferred stock dividends                          $ 9,341      $11,016      $10,914      $11,175      $ 8,684
                                                          =======      =======      =======      =======      =======
Ratios
------
  Ratio of earnings to fixed charges f/                       3.8          2.0          1.6          1.6          2.0
  Ratio of earnings to combined fixed
   charges and preferred stock dividends f/                   3.7          2.0          1.6          1.6          1.9

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- - - - -
a/ Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (1995 - 1993), increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates. Beginning in the fourth quarter of 1995, includes requirements related to company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
f/ Earnings used in calculation of the 1998 ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.